UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share	M8260H 10 6
(Title of class of securities)	(CUSIP number)

Danny Lustiger
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. M8260H 10 6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,035,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,035,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,035,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.2%
14	TYPE OF REPORTING PERSON: CO

Item 1.	Security and Issuer

        This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”). According to the most recent Annual Report on Form 20-F of the Issuer, filed with the Securities and Exchange Commission on April 17, 2006, the principal executive offices of the Issuer are located at 10 Ha’amal Street, Park Afek, Rosh Ha’ayin 48092, Israel.

Item 2.	Identity and Background.

(a) This Statement is being filed by Optibase Ltd., a company organized under the laws of the State of Israel (“Optibase” or the “Reporting Person”).

(b) The place of business of Optibase is 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

(c) Optibase provides high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. Optibase operates two product lines: Video Technologies, previously called “Building Blocks” and IPTV, previously called “Broadband TV”.

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of Optibase are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) Neither Optibase nor, to the best of its knowledge, any of their respective executive officers and directors listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Optibase in acquiring the 3,035,223 Ordinary Shares referred to in Item 5 below (the “Shares”) was US$15,934,920 (US$5.25 per Share). The source of the funds used to purchase such shares is the working capital of Optibase.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares because it determined that such shares represent an attractive investment opportunity. The Reporting Person intends to monitor the Issuer’s business, operating results and financial position and depending on market conditions and its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional securities of the Issuer.

From June 2006 through October 2006, the Reporting Person held discussions with members of the Issuer’s management, certain of the Issuer’s representatives and the board of directors of the Issuer to discuss a possible negotiated business transaction with the Issuer. No further discussions were held with the Issuer’s management since October 2006. The Reporting Person reserves the right to contact the Issuer’s board of directors, management or representatives again in the future to discuss a possible negotiated business transaction.

In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

Except as set forth in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

(a) Optibase is the direct beneficial owner of 3,035,223 Ordinary Shares or approximately 23.2% of the outstanding Ordinary Shares of the Issuer, based on 13,103,018 Ordinary Shares outstanding as disclosed in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 17, 2006. Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(b) Optibase has sole voting and dispositive power with respect to the 3,035,223 Ordinary Shares beneficially owned by it.

(c) Other than the purchase of 3,035,223 Ordinary Shares on January 10, 2007 in a private transaction as reported herein, Optibase hasn’t effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Optibase, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Danny Lustiger —————————————— Danny Lustiger Chief Financial Officer January 18, 2007

ANNEX A

Executive Officers and Directors of Optibase Ltd.

        Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Optibase Ltd. (“Optibase”). Unless otherwise indicated, each person identified below is employed by Optibase. The principal address of Optibase, and unless otherwise indicated below, the current business address for each individual listed below, is 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

Name, Position with Optibase and Business Address	Present Principal Occupation or Employment	Citizenship
Tom Wyler President, Chief Executive Officer and Executive Chairman of the Board of Directors	President, Chief Executive Officer and Executive Chairman of the Board of Directors of Optibase	Switzerland
Danny Lustiger Chief Financial Officer	Chief Financial Officer of Optibase	Israel
David Sackstein Vice President Research and Development	Vice President Research and Development of Optibase	Israel
Adam Schadle President of Optibase Inc. and Vice President of Sales North and South America	President of Optibase Inc. and Vice President of Sales North and South America of Optibase	USA
Yaron Comarov Vice President of Operations	Vice President of Operations of Optibase	Israel
Orna Gil-Bar Vice President of Human Resources	Vice President of Human Resources of Optibase	Israel
Meir Sudry Vice President of Professional Services and Projects	Vice President of Professional Services and Projects of Optibase	Israel
Udi Shani Executive Vice President of International Sales	Executive Vice President of International Sales of Optibase	Israel
Yossi Aloni Vice President of Marketing	Vice President of Marketing of Optibase	Israel
Dana Tamir Director	Chief Operations Officer of Comverse MMS	Israel
Chaim Labenski Director	Private investor	Israel
Alex Hilman Director	Partner in Hilman & Co.	Israel
Gil Weiser Director	Director of Fundtech Ltd., ClickSoftware Technologies Ltd. and Chief Executive Officer of Orsus Solutions Israel Ltd.	Israel